Mail Stop 6010   April 23, 2007

Ms. Melanie J. Saunders
Secretary
IPC Holdings, Ltd.
American International Building
29 Richmond Road
Pembroke, HM 08, Bermuda

           Re: IPC Holdings, Ltd.
                  Preliminary Proxy Statement on Schedule 14A
                  Filed April 10, 2007
                  File No. 0-27662

Dear Ms. Saunders:

        This is to advise you that we have limited our review of the above proxy statement to the
issues identified below.

Proxy Card

1. Please include a form of your proxy card with your proxy statement.

                                   *   *   *

        As appropriate, please revise your proxy statement in response to these comments. You
may wish to provide us with marked copies of the revised document to expedite our review.
Please furnish a response letter that keys your responses to our comments. Detailed cover letters
greatly facilitate our review. Please file your cover letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession of all
facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sonia Barros at (202) 551-3655 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director